UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
BankAtlantic Bancorp, Inc.

(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
065908501

(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer
(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	065908501

1	NAMES OF REPORTING PERSONS BFC Financial Corporation (I.R.S. No. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		10,329,236(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,329,236(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,329,236(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(1) The Reporting Person additionally owns 4,876,124 shares of the Issuer’s Class B Common Stock which are convertible at any time in the Reporting Person’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock. Including these 4,876,124 shares of the Issuer’s Class B Common Stock, the Reporting Person may be deemed to be the beneficial owner of 15,205,360 shares of the Issuer’s Class A Common Stock, representing approximately 27.0% of the issued and outstanding shares of the Issuer’s Class A Common Stock.

Item 1: Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share, of BankAtlantic Bancorp, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
Item 2: Identity and Background
     This Schedule 13D is filed by BFC Financial Corporation, a Florida corporation (“BFC”). BFC is a diversified holding company that invests in and acquires private and public companies in different industries. BFC may be deemed to currently control the Issuer by virtue of its ownership and voting position. Alan B. Levan and John E. Abdo may be deemed to control BFC. Mr. Levan is the Chairman, President and Chief Executive Officer of BFC, Chairman and Chief Executive Officer of the Issuer and Chairman of BankAtlantic. Mr. Abdo is the Vice Chairman of each of BFC, the Issuer and BankAtlantic. Additionally, D. Keith Cobb, a director of BFC, also serves as a director of the Issuer. BFC’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
     All executive officers, directors and control persons of BFC are United States citizens. Information as to the identity and background of the executive officers, directors and control persons of BFC is set forth on Appendix A attached hereto, which is incorporated herein by reference.
     During the last five years, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3: Source and Amount of Funds or Other Consideration
     BFC used funds from working capital to purchase the shares of the Issuer’s Class A Common Stock reported hereby.
Item 4: Purpose of Transaction
     BFC’s ownership of shares of the Issuer’s Class A Common Stock was initially reported on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2002.
     From August 18, 2008 through August 28, 2008, BFC purchased in the open market an aggregate of 2,000,000 shares of the Issuer’s Class A Common Stock. Information as to each of these purchases is set forth on Appendix B attached hereto, which is incorporated herein by reference.
     Neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item 4. However, BFC may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, or sell all or any part of its investment in the Issuer, as it deems appropriate in light of the circumstances existing from time to time. Additionally, BFC, in its capacity as the Issuer’s controlling shareholder, Messrs. Levan and Abdo, in their capacities as executive officers and directors of each of BFC and the Issuer, and/or D. Keith Cobb, in his capacity as a director of each of BFC and the Issuer, may in the future formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of this Item 4. Further, the Issuer may from time to time in the future award to Messrs. Levan and Abdo, in their capacities as executive officers and directors of the Issuer, and to Mr. Cobb, in his capacity as a director of the Issuer, restricted shares of the Issuer’s Class A Common Stock and/or options to purchase shares of the Issuer’s Class A Common Stock, in each case under the Issuer’s stock incentive plan and as determined and approved by the Compensation Committee of the Issuer’s Board of Directors.

Item 5: Interest in Securities of the Issuer
     BFC and, to the best of its knowledge, its executive officers, directors and control persons, beneficially own shares of the Issuer’s Class A Common Stock as set forth in the following table. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares of the Issuer’s Class A Common Stock beneficially owned.

	Class A Common Stock		Percent of
	Ownership		Class A Common Stock
BFC Financial Corporation(1)	10,329,236	(2)(3)(4)	20.1	%(2)
Alan B. Levan(1)	1,080,811	(4)(5)(6)	2.1%
John E. Abdo(1)	728,013	(5)(6)	1.4%
D. Keith Cobb	114,029	(6)(7)	*
Earl Pertnoy	9,887	(8)	*
Maria R. Scheker	230		*

*	Less than one percent.
(1)  BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s common stock representing approximately 74% of the total voting power of BFC.
(2)  BFC additionally owns 4,876,124 shares of the Issuer’s Class B Common Stock which are convertible at any time in BFC’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock. Including these 4,876,124 shares of the Issuer’s Class B Common Stock, BFC may be deemed to be the beneficial owner of 15,205,360 shares of the Issuer’s Class A Common Stock, representing approximately 27.0% of the issued and outstanding shares of the Issuer’s Class A Common Stock.
(3)  Includes the 2,000,000 shares of the Issuer’s Class A Common Stock purchased by BFC as described herein.
(4)  Mr. Levan may be deemed to be the beneficial owner of the shares of the Issuer’s Class A Common Stock and Class B Common Stock owned by BFC and 816,557 shares of the Issuer’s Class A Common Stock held by various personal interests. The share amount set forth for Mr. Levan does not include the shares of the Issuer’s Class A Common Stock or Class B Common Stock beneficially owned by BFC, but does include the 816,557 shares of the Issuer’s Class A Common Stock held by various personal interests.
(5)  Includes beneficial ownership of the following units of interest in shares of the Issuer’s Class A Common Stock held by the BankAtlantic 401(k) Plan: Mr. Levan — 12,961 shares; and Mr. Abdo — 47,701 shares.
(6)  Includes beneficial ownership of the following shares of the Issuer’s Class A Common Stock which may be acquired within 60 days pursuant to stock options: Mr. Levan — 156,754 shares; Mr. Abdo — 104,502 shares; and Mr. Cobb — 97,683 shares.
(7)  Includes 470 shares of the Issuer’s Class A Common Stock which are held by Mr. Cobb’s wife, as to which Mr. Cobb does not have voting or investment power.
(8)  Comprised of Mr. Pertnoy’s indirect ownership of shares of the Issuer’s Class A Common Stock as follows: 5,000 shares held in the Earl Pertnoy Revocable Trust; 4,699 shares held in Mr. Pertnoy’s individual retirement account; and 188 shares held by Pertnoy Parent Limited Partnership. Mr. Pertnoy is the President of Pertnoy Parent, Inc., the general partner of Pertnoy Parent Limited Partnership.
     Other than the 2,000,000 shares of the Issuer’s Class A Common Stock purchased by BFC as described herein, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any of securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over securities of the Issuer.
Item 7: Material to Be Filed as Exhibits
None.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2008 Date

BFC Financial Corporation

/s/ Alan B. Levan Signature

Alan B. Levan/Chief Executive Officer Name/Title

APPENDIX A
IDENTITY AND BACKGROUND OF
DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS
OF BFC FINANCIAL CORPORATION

Name and Position	Employer and Address	Present Principal Occupation
Alan B. Levan*	BFC Financial Corporation	Chairman of the Board of Directors,
Chairman of the Board of Directors,	BankAtlantic Bancorp, Inc.	Chief Executive Officer and
Chief Executive Officer and President	Woodbridge Holdings Corporation	President of BFC Financial Corporation
	2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic Bancorp, Inc.
and Woodbridge Holdings Corporation

John E. Abdo*	BFC Financial Corporation	Vice Chairman of the Board of
Vice Chairman of the Board of	BankAtlantic Bancorp, Inc.	Directors of BFC Financial
Directors	Woodbridge Holdings Corporation	Corporation, BankAtlantic Bancorp, Inc.
	2100 West Cypress Creek Road	and Woodbridge Holdings Corporation
Fort Lauderdale, Florida 33309

John K. Grelle	BFC Financial Corporation	Executive Vice President and
Executive Vice President and Chief	Woodbridge Holdings Corporation	Chief Financial Officer of BFC
Financial Officer	2100 West Cypress Creek Road	Financial Corporation and
	Fort Lauderdale, Florida 33309	Woodbridge Holdings Corporation

Maria R. Scheker	BFC Financial Corporation	Chief Accounting Officer of BFC
Chief Accounting Officer	2100 West Cypress Creek Road	Financial Corporation
Fort Lauderdale, Florida 33309

D. Keith Cobb	Self-employed	Business Consultant and Strategic
Director	c/o BFC Financial Corporation and	Advisor
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

Oscar Holzmann	University of Miami	Associate Professor of Accounting
Director	5250 University Drive
317 Jenkins Hall
Coral Gables, Florida 33124

Earl Pertnoy	Self-employed	Real Estate Investor and Developer
Director	c/o BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

Neil Sterling	The Sterling Resources Group, Inc.	Principal
Director	2132 Bayview Drive
Fort Lauderdale, Florida 33305

*	Messrs. Levan and Abdo may be deemed to control BFC Financial Corporation.

APPENDIX B
DATE OF PURCHASE, NUMBER OF SHARES PURCHASED AND PURCHASE PRICE
FOR EACH OF THE TRANSACTIONS REPORTED UNDER THIS SCHEDULE 13D

Date of Purchase	Number of Shares Purchased	Purchase Price
August 18, 2008	3,300	$1.27
August 18, 2008	500	$1.28
August 18, 2008	56,100	$1.30
August 18, 2008	47,700	$1.31
August 18, 2008	40,900	$1.32
August 18, 2008	76,500	$1.33
August 18, 2008	96,500	$1.34
August 18, 2008	15,300	$1.35
August 18, 2008	3,000	$1.36
August 18, 2008	13,200	$1.37
August 18, 2008	11,300	$1.38
August 18, 2008	30,300	$1.39
August 18, 2008	64,800	$1.40
August 19, 2008	33,100	$1.37
August 19, 2008	200	$1.38
August 19, 2008	7,300	$1.39
August 20, 2008	4,600	$1.36
August 20, 2008	27,200	$1.37
August 20, 2008	1,000	$1.38
August 20, 2008	5,500	$1.39
August 20, 2008	153,100	$1.40
August 21, 2008	308,600	$1.37
August 22, 2008	389,800	$1.40
August 25, 2008	13,200	$1.39
August 25, 2008	97,000	$1.40
August 26, 2008	5,700	$1.34
August 26, 2008	25,700	$1.35
August 26, 2008	1,900	$1.36
August 26, 2008	4,200	$1.37
August 26, 2008	12,500	$1.38
August 26, 2008	5,200	$1.39
August 26, 2008	47,200	$1.40
August 27, 2008	200,100	$1.40
August 27, 2008	200	$1.41
August 27, 2008	79,500	$1.42
August 27, 2008	7,800	$1.43
August 27, 2008	9,800	$1.44
August 28, 2008	600	$1.49
August 28, 2008	99,600	$1.50